January 16, 2025

Brian Riley
Chief Financial Officer
Principal Credit Real Estate Income Trust
711 High Street
Des Moines, IA 50392

       Re: Principal Credit Real Estate Income Trust
           Post-Effective Amendment No.2 to Registration Statement on Form
10-12G
           Form 10-Q for the Quarterly Period Ended September 30, 2024 Response Dated December 27, 2024
           File No. 000-56670
Dear Brian Riley:

        We have reviewed your December 27, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 17, 2024 letter.

Correspondence submitted December 27, 2024
Item 1. Business
Investment Company Act Considerations, page 16

1. We note your response to prior comment 1 and appreciate your discussion of how you will determine whether any joint ventures are good assets or bad assets for purposes of
       Section 3(a)(1)(C). Please also address supplementally and/or clarify through enhanced disclosure how you intend to determine whether interests in any joint venture are qualifying assets or real estate-related assets for purposes of Section
       3(c)(5)(C).
 January 16, 2025
Page 2
Form 10-Q for the Nine Month Period Ending September 30, 2024
1. Organization and Business Purpose, page 5

2. We note your response to our prior comment 3. Please reconsider our prior comment with respect to any probable or completed real estate acquisitions pursuant to Rule 3-14/ 8-06 of Regulation S-X related to your on-going reporting obligation.
       Your assessment of significant real estate operations completed or to be completed pursuant to such on-going reporting obligation relates to any significant acquisition subsequent to the effective date of your registration statement. Further, tell us if any probable or completed real estate loans are collateralized by operating properties and if so, why you believe these loans should be excluded from the scope of Rule 3-14/8-
       06 of Regulation S-X. In your response, tell us how you considered SEC Staff
       Accounting Bulletin Topic 1.I which specifically addresses that properties underlying certain mortgage loans are included in the category of properties acquired or to be acquired under Rule 3-14.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Daniel B. Honeycutt